SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 10)

                         Friendly Ice Cream Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    358497105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Sardar Biglari
                               The Lion Fund, L.P.
                        9311 San Pedro Avenue, Suite 1440
                            San Antonio, Texas 78216
                            Telephone (210) 344-3400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 4, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  358497105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Lion Fund L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,182,388

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,182,388

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,182,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.92%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No.  358497105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Biglari Capital Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,182,388

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,182,388

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,182,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.92%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.  358497105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Biglari, Sardar

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF,WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,182,388

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,182,388

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,182,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.92%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  358497105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Western Sizzlin Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,182,388

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,182,388

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,182,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.92%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 358497105
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

         No change.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

         No change.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

         No change.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Reporting Persons have consulted with the chairman of the board of directors and management of the Issuer concerning the business, operations and future plans of the Issuer. Such consultation included a meeting on September 20, 2006, whereby the Reporting Persons requested two seats on the Issuer's board of directors for Mr. Sardar Biglari and Dr. Philip L. Cooley. By letter to Mr. Biglari dated October 3, 2006, the Issuer's Vice President and General Counsel, Gregory Pastore, requested information regarding Mr. Biglari and Dr. Cooley. A law firm representing the Reporting Persons provided such information to Mr. Pastore by letter dated October 5, 2006. On October 16, 2006, a law firm representing the Issuer responded to the October 5 letter stating that the Company would respond to the Reporting Person's request "in due course".

     The Reporting Persons prefer to obtain the requested board seats through action by the Issuer's board of directors, but absent such action, the Reporting Persons intend to nominate Mr. Biglari and Dr. Cooley for election at the Issuer's annual meeting of stockholders to be held in 2007, in accordance with the Issuer's by-laws providing for such nominations. In such case, the Reporting Persons intend to solicit proxies to be voted in favor of the nominees. Accordingly, on November 8, 2006, The Lion Fund sent notice to the Issuer's Secretary, in accordance with the Issuer's by-laws, of its intention to nominate Mr. Biglari and Dr. Cooley for election as directors at the next meeting of stockholders at which directors are to be elected. In addition, on November 8, 2006, a law firm representing the Reporting Persons sent to the Issuer a demand to inspect and copy the Issuer's record of its stockholders, as permitted by the Massachusetts Business Corporation Act. On November 14, 2006, the Issuer provided limited information in response to such request. On November 21, 2006, a law firm representing the Reporting Persons sent an additional demand letter requesting the same information as requested in the November 8 letter, stating that the Issuer provided inadequate information in response to the November 8 letter. On November 28, 2006, the Issuer provided, and undertook to provide in the future, certain additional information requested by the Reporting Persons.

     If the Reporting Persons engage in solicitation of proxies, and are successful in the election of one or both of Mr. Biglari and Dr. Cooley to the Issuer's board of directors, the Reporting Persons will seek reimbursement of their expenses from the Issuer.

     The Reporting Persons are concerned with the current status of the board of directors as all but one of the Issuer's current directors, including the chairman of the board, are defendants in a pending shareholder derivative lawsuit in which one of the founders of the Issuer's business and a substantial stockholder, S. Prestley Blake, is the plaintiff. Copies of two court decisions in this litigation, dated May 24, 2006, and August 25, 2006, were attached to Amendment 8 to the Schedule 13D filed on November 8, 2006.

     On December 4, 2006, Mr. Biglari sent a letter to shareholders of the Issuer setting forth his concerns about the Issuer and its current board of directors, as well as the Reporting Persons' intention to nominate Mr. Biglari and Dr. Cooley to the board at the next annual meeting of shareholders. The letter also provided a web address which allows Mr. Biglari and Dr. Cooley to communicate with the shareholders of the Issuer. The letter is filed herewith as Exhibit B.

     SOLICITATIONS FOR PROXIES WILL ONLY BE MADE BY WAY OF A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY. SHAREHOLDERS ARE ADVISED TO READ ANY PROXY STATEMENT OR OTHER DOCUMENTS RELATED TO A SOLICITATION OF PROXY THAT MAY BE MADE BY THE REPORTING PERSONS. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF THE ISSUER AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

     As set forth herein, the Reporting Persons have beneficial ownership of 14.92% of the Issuer's common stock. The Reporting Persons believe such holdings are more than the amount beneficially owned by any other stockholder or group and more than all such stock owned by all of the Issuer's current directors combined. Accordingly, the Reporting Persons believe that their interests are aligned with those of other stockholders and that Mr. Biglari and Dr. Cooley would be constructive contributors to the Issuer's board of directors.

     The Reporting Persons will continue to evaluate the business prospects of the Issuer, its management, and board of directors and may from time to time consult further with the Issuer's management, one or more of its directors, or with other stockholders.

     The Reporting Persons may effect transactions that would change the number of shares they may be deemed to beneficially own.

     Except as set forth above, the Reporting Persons have no present plans or intentions that would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

         No change.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         No change.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

     B. The letter to shareholders dated December 4, 2006.

     C. A description of the transactions by the Lion Fund and WSC in the last 60 days or since the most recent filing on Schedule 13D is filed herewith as Exhibit C.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 4, 2006
-----------------------
(Date)


THE LION FUND, L.P.

By:  Biglari Capital Corp.
     General Partner

By:  /s/ Sardar Biglari
     ------------------------
     Sardar Biglari, Chief Executive Officer


BIGLARI CAPITAL CORP.

By:  /s/ Sardar Biglari
     ------------------------
     Sardar Biglari, Chief Executive Officer


SARDAR BIGLARI

     /s/ Sardar Biglari
     ------------------------

WESTERN SIZZLIN CORP.

     /s/ Robyn B. Mabe
     ------------------------
     Robyn B. Mabe, Chief Financial Officer

                                                                       Exhibit A


                                    AGREEMENT

     The undersigned agree that this Amendment to the Schedule 13D dated December 4, 2006, relating to the Common Stock par value $0.01 of Friendly Ice Cream Corporation shall be filed on behalf of the undersigned.




December 4, 2006
-----------------------
(Date)


THE LION FUND, L.P.

By:  Biglari Capital Corp.,
     ------------------------
     General Partner

By:  /s/ Sardar Biglari
     ------------------------
     Sardar Biglari, Chief Executive Officer


BIGLARI CAPITAL CORP.

By:  /s/ Sardar Biglari
     ------------------------
     Sardar Biglari, Chief Executive Officer


SARDAR BIGLARI

     /s/ Sardar Biglari
     ------------------------

WESTERN SIZZLIN CORP.

By:  /s/ Robyn B. Mabe
     ------------------------
     Robyn B. Mabe, Chief Financial Officer

                                                                       Exhibit B

                               THE LION FUND, L.P.
                        9311 SAN PEDRO AVENUE, SUITE 1440
                            SAN ANTONIO, TEXAS 78216
                            TELEPHONE (210) 344-3400
                               FAX (210) 344-3411


SARDAR BIGLARI, CHAIRMAN


                               December 4, 2006


Dear Fellow Shareholder:


     I want to express to you my concerns about Friendly Ice Cream Corp. and its current Board of Directors. I represent a group (composed of The Lion Fund, L.P., Biglari Capital Corp., Western Sizzlin Corp., and Sardar Biglari) that owns approximately 15% of the outstanding common stock of Friendly's, making us the largest shareholder of the company. We believe that now is a critical time for Friendly's and that change must be made at the board level. However, our efforts to discuss representation with the board have been fruitless. We are therefore appealing to you, the owners of Friendly's.

     The optimal avenue to achieve good corporate governance and to envision wise means to enhance long-term value is to place very significant shareholders on the board to ensure a proper alignment of interests between the board and the shareholders.

     Our concerns over Friendly's arise from its poor corporate governance, poor operational performance, poor stock performance, and its weak balance sheet. To illustrate, the company's escalating legal costs directly result from poor judgment on corporate governance issues, which has led to extensive litigation. Good corporate governance contributes to good corporate health. If you are a long-term stockholder, you care about the health of the corporation, which cares about all of its constituencies - franchisees, employees, creditors, customers, and shareholders. Good corporate health will support long-term shareholder value creation, the ultimate objective of a company. Friendly's must make better capital allocation decisions and improve its capital structure if it is going to survive and then thrive.

     Towards that end, our group intends to nominate Dr. Philip L. Cooley - Lion Fund director and Western Sizzlin's Vice Chairman - and me for election to Friendly's board at the next annual meeting of shareholders to be held in 2007. We are taking the pro-active approach because we believe it is time for change at Friendly's and we see opportunities - set in motion by sound change - to create tremendous value. We believe the company has not achieved its full potential. But to reach that potential requires forward-looking leadership.

     We seek alteration in the composition of the Board of Directors to provide greater presence of directors who are autonomous and who therefore are able to represent the best interests of all stockholders. As directors, Phil and I would be technically and psychologically independent.

     Over the coming months we will be communicating with you regarding our ideas for Friendly's. Our Web site, www.enhancefriendlys.com, will be the prime source of information that we will communicate to you on important matters. Our guideline is to tell you the facts that we would want to know if our roles were reversed. We are applying this principle in our communications with you now and will apply no lower standard when we serve as stewards of your capital in our role as board members. Shareholders are entitled to no lesser standards and consideration; all shareholders of Friendly's should be treated equally. We encourage shareholders to visit our Web site regularly and to share their thoughts with us about Friendly's.

     We look forward to serving your best interests.

                               Sincerely,

                               /s/ Sardar Biglari
                               ---------------------
                               Sardar Biglari


THIS COMMUNICATION IS NOT A SOLICITATION OF A PROXY WHICH MAY BE DONE ONLY PURSUANT TO A DEFINITIVE PROXY STATEMENT. SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY THE LION FUND L.P., BIGLARI CAPITAL CORP., WESTERN SIZZLIN CORP. AND SARDAR BIGLARI FROM THE SHAREHOLDERS OF FRIENDLY ICE CREAM CORPORATION, FOR USE AT ITS ANNUAL MEETING OF SHAREHOLDERS WHEN AND IF THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF FRIENDLY ICE CREAM CORPORATION AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE POTENTIAL PARTICIPANTS IN A POTENTIAL PROXY SOLICITATION IS CONTAINED IN THE
SCHEDULE 13D FILED BY THE LION FUND L.P., BIGLARI CAPITAL CORP., WESTERN SIZZLIN CORP. AND SARDAR BIGLARI WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 2006 WITH RESPECT TO FRIENDLY ICE CREAM CORPORATION, AS HERETOFORE AMENDED, MOST RECENTLY ON NOVEMBER 22, 2006. THAT SCHEDULE 13D, AS AMENDED, IS CURRENTLY AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE.

                                                                       Exhibit C



                           Transactions in the Shares
                           --------------------------


                                      None





SK 25298 0001 726662